[Letterhead of SandRidge Energy, Inc.]
October 4, 2007
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	SandRidge Energy, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed October 4, 2007 File No. 333-144004
     Dear Mr. Schwall:
     Set forth below are the responses of SandRidge Energy, Inc., a Delaware corporation (“we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2007, with respect to the review of Amendment No. 2 to the Company’s Form S-1 filed with the Commission on September 4, 2007, File No. 333-144004 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.
General
1.	We note your response to our prior comment 2. Further revise the disclosure you have added on page 127 regarding the shelf resale registration statement to make clear what constitute the “certain exceptions” to the lock-up provisions.

Response: We have revised the disclosure on page 128 of Amendment No. 3 related to the lock-up provisions.

2.	We note your response to our prior comment 3 and reissue it. Also make sure that the contracts and other exhibits (such as exhibit 4.9) are filed in complete form, including all annexes, etc,

Response: We have included all additional exhibits available at the time of filing Amendment No. 3. We have also included the number of shares being offered and the offering price range in Amendment No. 3. We intend to file all required exhibits by amendment sufficiently in advance of effectiveness for the Staff to have time to review them and for us to respond to any resulting comments. We acknowledge that the Staff will need sufficient time to review such amendment and it may result in further comments that will have to be addressed prior to our request for effectiveness.
Executive Compensation and Other Information
Setting Executive Compensation, page 98
3.	You state that each June Mr. Ward reviews and may adjust the compensation levels of the executive officers, including his own compensation. However, in the “Executive Compensation Changes in Fiscal 2007” section on page 103, you indicate that the Board was also involved in the decisions setting the compensation levels in June. Please clarify the Board’s role in setting compensation mid-year.

Response: We have revised the disclosure on page 104 of Amendment No. 3 to clarify that the board of directors was not involved in determining the adjustment to executive compensation levels made in June 2007.
Related Party Transactions, page 118
4.	We note your disclosure on page F-58 in Note 15 to your Notes to Condensed Consolidated Financial Statements (Unaudited) for the period ended June 30, 2007 in regard to the transaction on May 2, 2007 involving the purchase of leasehold acreage from a partnership controlled by a director for $8.3 million. Disclose this transaction in the related party section, if required by Item 404 of Regulation S-K.

Response: We have revised the disclosure on page 120 of Amendment No. 3 to describe the related party transaction that occurred during the second quarter of 2007. We have also added additional disclosure on pages 120 and 121 of Amendment No. 3 related to a transaction with Mr. Mitchell in the third quarter of 2007 and his resignation from our board of directors.
Other Transactions, page 118
5.	We note your response to our prior comment 18. With regard to Mr. Mitchell, please make clear for each referenced transaction (1) the terms and (2) whether you are able to conclude that the transaction was on terms similar to those obtainable from third parties. For example, identify each of the non-core assets sold to Mr. Mitchell, and state the price at which each asset was sold. Also identify the wells in which Mr. Mitchell owns a small working interest. Clarify whether a disinterested majority of the Board and the stockholders approved the sale of your interest in Longfellow Ranch Partners to Mr. Mitchell.

Response: We have revised our disclosure on pages 120 and 121 of Amendment No. 3 to describe the terms of our transactions with Mr. Mitchell, whether we are able to conclude that such transactions were on similar terms to those available from third parties and whether such transactions were approved by a committee of disinterested directors. As described on pages 120 and 121 of Amendment No. 3, we purchased all of Mr. Mitchell’s interests in our wells during the third quarter of 2007. As a result, we do not think that information related to the individual wells in which we previously owned an interest is relevant and have not included it in Amendment No. 3.
Exhibit Index
6.	Substantially revise the list of exhibits here and in Item 16 to disclose precisely when and with what filing the referenced exhibits were previously filed. For example, you include only a single asterisk to refer to all prior filings, and you include no precise entry with respect to exhibit 24.1.

Response: We have revised the list of exhibits in the index and Item 16 of Amendment No. 3 to indicate precisely when and with what filing the referenced exhibits were filed.
      Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 3 to Bruce Thompson at (405) 753-5603 or Jim Prince at Vinson & Elkins L.L.P. at (713) 758-3710.
Very truly yours,

By:	/s/ V. Bruce Thompson
V. Bruce Thompson
Senior Vice President Legal and General Counsel

cc: Donna Levy, Securities and Exchange Commission
 Lily Dang, Securities and Exchange Commission
 James Murphy, Securities and Exchange Commission
 James M. Prince, Vinson & Elkins L.L.P.
 T. Mark Kelly, Vinson & Elkins L.L.P.
Richard D. Truesdell, Jr., Davis Polk & Wardwell

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